SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 12)*

TALON THERAPEUTICS, INC.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 87484H104
(CUSIP Number)

James E. Flynn
Deerfield Mgmt, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 87484H104	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,584,510 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,584,510 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,584,510 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.71% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Comprised of an aggregate of 256,035 shares of common stock, warrants to purchase 324,735 shares of common stock, 5,947,376 shares of common stock issuable as of August 20, 2012 upon the conversion of an aggregate of 36,807 shares of Series A-1 Convertible Preferred Stock, 9,743,074 shares of common stock issuable as of August 20, 2012 upon the conversion of an aggregate of 27,952 shares of Series A-2 Convertible Preferred Stock, and 2,305,290 shares of common stock issuable as of August 20, 2012 upon the conversion of an aggregate of 8,031 shares of Series A-3 Convertible Preferred Stock, held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P., and an additional 2,008,000 shares of common stock underlying an aggregate of 6,024 shares of Series A-2 Convertible Preferred Stock issuable on September 30, 2012 to Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.

(2)  Based on 21,933,938 outstanding shares of common stock of the Company as reported in the Company's Quarterly Report on Form 10-Q filed by the Company on August 13, 2012 with the Securities and Exchange Commission.

SCHEDULE 13D
CUSIP No. 87484H104	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,373,614 Shares (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,373,614 Shares (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,614 Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90% (4)
14	TYPE OF REPORTING PERSON PN

(3)    Comprised of 34,252 shares of common stock, warrants to purchase 21,414 shares of common stock, 391,999 shares of common stock issuable as of August 20, 2012 upon the conversion of 2,426 shares of Series A-1 Convertible Preferred Stock, 642,055 shares of common stock issuable as of August 20, 2012 upon the conversion of 1,842 shares of Series A-2 Convertible Preferred Stock, and 151,561 shares of common stock issuable as of August 20, 2012 upon the conversion of 528 shares of Series A-3 Convertible Preferred Stock, and an additional 132,333 shares of common stock underlying 397 shares of Series A-2 Convertible Preferred Stock issuable on September 30, 2012.

(4)   See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,357,787 Shares (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,357,787 Shares (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,357,787 Shares (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.19% (6)
14	TYPE OF REPORTING PERSON PN

(5)  Comprised of 84,934 shares of common stock, warrants to purchase 116,172 shares of common stock, 2,127,722 shares of common stock issuable as of August 20, 2012 upon the conversion of 13,168 shares of Series A-1 Convertible Preferred Stock, 3,485,647 shares of common stock issuable as of August 20, 2012 upon the conversion of 10,000 shares of Series A-2 Convertible Preferred Stock, and 824,979 shares of common stock issuable as of August 20, 2012 upon the conversion of 2,874 shares of Series A-3 Convertible Preferred Stock, and an additional 718,333 shares of common stock underlying 2,155 shares of Series A-2 Convertible Preferred Stock issuable on September 30, 2012.

(6)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,853,108 Shares (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,853,108 Shares (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,853,108 Shares (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.22% (8)
14	TYPE OF REPORTING PERSON PN

(7)  Comprised of 136,849 shares of common stock, warrants to purchase 187,149 shares of common stock, 3,427,655 shares of common stock issuable as of August 20, 2012 upon the conversion of 21,213 shares of Series A-1 Convertible Preferred Stock, 5,615,372 shares of common stock issuable as of August 20, 2012 upon the conversion of 16,110 shares of Series A-2 Convertible Preferred Stock, and 1,328,750 shares of common stock issuable as of August 20, 2012 upon the conversion of 4,629 shares of Series A-3 Convertible Preferred Stock, and an additional 1,157,333 shares of common stock underlying 3,472 shares of Series A-2 Convertible Preferred Stock issuable on September 30, 2012.

(8)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,523,759 Shares (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,523,759 Shares (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,759 Shares (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.35% (10)
14	TYPE OF REPORTING PERSON PN

(9)  Comprised of 67,524 shares of common stock, warrants to purchase 39,249 shares of common stock, 718,720 shares of common stock issuable as of August 20, 2012 upon the conversion of 4,448 shares of Series A-1 Convertible Preferred Stock, 1,177,450 shares of common stock issuable as of August 20, 2012 upon the conversion of 3,378 shares of Series A-2 Convertible Preferred Stock, and 278,149 shares of common stock issuable as of August 20, 2012 upon the conversion of 969 shares of Series A-3 Convertible Preferred Stock, held by Deerfield Special Situations Fund International, Limited, and an additional 242,667 shares of common stock underlying 728 shares of Series A-2 Convertible Preferred Stock issuable on September 30, 2012 to Deerfield Special Situations Fund International, Limited.

(10)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,523,759 Shares (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,523,759 Shares (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,759 Shares (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.35% (12)
14	TYPE OF REPORTING PERSON CO

(11) Comprised of 67,524 shares of common stock, warrants to purchase 39,249 shares of common stock, 718,720 shares of common stock issuable as of August 20, 2012 upon the conversion of 4,448 shares of Series A-1 Convertible Preferred Stock, 1,177,450 shares of common stock issuable as of August 20, 2012 upon the conversion of 3,378 shares of Series A-2 Convertible Preferred Stock, and 278,149 shares of common stock issuable as of August 20, 2012 upon the conversion of 969 shares of Series A-3 Convertible Preferred Stock, and an additional 242,667 shares of common stock underlying 728 shares of Series A-2 Convertible Preferred Stock issuable on September 30, 2012.

(12)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,108,269 Shares (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,108,269 Shares (13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,108,269 Shares (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.67% (14)
14	TYPE OF REPORTING PERSON IN

(13)  Comprised of an aggregate of 323,559 shares of common stock, warrants to purchase 363,984 shares of common stock, 6,666,096 shares of common stock issuable as of August 20, 2012 upon the conversion of an aggregate of 41,255 shares of Series A-1 Convertible Preferred Stock, 10,920,524 shares of common stock issuable as of August 20, 2012 upon the conversion of an aggregate of 31,330 shares of Series A-2 Convertible Preferred Stock, and 2,583,439 shares of common stock issuable as of August 20, 2012 upon the conversion of an aggregate of 9,000 shares of Series A-3 Convertible Preferred Stock, held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International, Limited, and an additional 2,250,667 shares of common stock underlying an aggregate of 6,752 shares of Series A-2 Convertible Preferred Stock issuable on September 30, 2012 to Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International, Limited.

(14)  See footnote 2 above.

CUSIP No. 87484H104

The Schedule 13D filed on October 19, 2009 by (i) Deerfield Mgmt, L.P. (formerly Deerfield Capital, L.P.) (“Deerfield Mgmt”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Private Design Fund, L.P. (“Deerfield Private Design Fund”), (iv) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), (vi) Deerfield Special Situations Fund International, Limited (“Deerfield Special Situations International”) and (vii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Deerfield Special Situations International, the “Reporting Persons”), as amended by Amendment No. 1 filed on June 11, 2010, Amendment No. 2 filed on September 16, 2010, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on May 25, 2011, Amendment No. 5 filed on June 13, 2011, Amendment No. 6 filed on June 24, 2011, Amendment No. 7 filed on September 7, 2011, Amendment No. 8 filed on January 12, 2012, Amendment No. 9 filed on March 16, 2012, Amendment No. 10 filed on May 9, 2012 and Amendment No. 11 filed on July 20, 2012 with respect to the securities of Talon Therapeutics, Inc. (the “Company”) (formerly Hana Biosciences, Inc.) is hereby amended by this Amendment No. 12. Only those items hereby reported in this Amendment No. 12 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

Set forth below is the source and amount of funds and other consideration utilized by Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International and Deerfield Special Situations International (collectively, the “Deerfield Purchasers”) to acquire the shares of Series A-3 Convertible Preferred Stock of the Company (the “Series A-3 Preferred Stock”) as described in this Amendment No. 12.

Deerfield Special Situations Fund utilized available cash assets in the amount of $35,200 to acquire 352 shares of Series A-3 Preferred Stock.  Deerfield Private Design Fund utilized available cash assets in the amount of $191,600 to acquire 1,916 shares of Series A-3 Preferred Stock.  Deerfield Private Design International utilized available cash assets in the amount of $308,600 to acquire 3,086 shares of Series A-3 Preferred Stock.  Deerfield Special Situations International utilized available cash assets in the amount of $64,600 to acquire 646 shares of Series A-3 Preferred Stock.  Cash funds for the purchase of the Series A-3 Preferred Stock were derived from general working capital, and includes funds provided by investors in the Deerfield Purchasers.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On August 17, 2012, pursuant to the terms of the 2012 Investment Agreement (as amended by the Amendment to the 2012 Investment Agreement), the Deerfield Purchasers purchased 6,000 shares of Series A-3 Preferred Stock for an aggregate purchase price of $600,000.

CUSIP No. 87484H104

Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended and restated to read as follows:

All of the computations and share amounts used here do not give effect to any accretion of shares Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock after August 20, 2012.

(a)

(1)	Reporting Persons

Number of shares:      23,108,269 (13)
Percentage of shares:      51.67% (2)

(2)	Deerfield Mgmt

Number of shares:      20,584,510 (1)
Percentage of shares:      48.71% (2)

(3)	Deerfield Special Situations Fund

Number of shares:      1,373,614 (3)
Percentage of shares:      5.90% (2)

(4)	Deerfield Private Design Fund

Number of shares:      7,357,787 (5)
Percentage of shares:      25.19% (2)

(5)	Deerfield Private Design International

Number of shares:      11,853,108 (7)
Percentage of shares:      35.22% (2)

(6)	Deerfield Management

Number of shares:      2,523,759 (9)
Percentage of shares:      10.35% (2)

(7)	Deerfield Special Situations International

Number of shares:      2,523,759 (11)
Percentage of shares:      10.35% (2)

(8)	Flynn

Number of shares:     23,108,269 (13)
Percentage of shares:      51.67% (2)

CUSIP No. 87484H104

(b)

(1)	Deerfield Mgmt

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   20,584,510 shares (1)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:    20,584,510 shares (1)

(2)	Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    1,373,614 shares (3)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:    1,373,614 shares (3)

(3)	Deerfield Private Design Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    7,357,787 shares (5)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:    7,357,787 shares (5)

(4)	Deerfield Private Design International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    11,853,108 shares (7)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:    11,853,108 shares (7)

(5)	Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    2,523,759 shares (9)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:    2,523,759 shares (9)

(6)	Deerfield Special Situations International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    2,523,759 shares (11)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:    2,523,759 shares (11)

CUSIP No. 87484H104

(7)	Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   23,108,269 shares (13)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   23,108,269 shares (13)

Flynn is the sole member of the general partner of each of Deerfield Mgmt and Deerfield Management.  Deerfield Mgmt is the general partner of Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International.  Deerfield Management is the investment manager of Deerfield Special Situations International.

(c)              As described under Item 3 above, on August 17, 2012, Deerfield Special Situations Fund acquired 352 shares of Series A-3 Preferred Stock, Deerfield Private Design Fund acquired 1,916 shares of Series A-3 Preferred Stock, Deerfield Private Design International acquired 3,086 shares of Series A-3 Preferred Stock and Deerfield Special Situations International acquired 646 shares of Series A-3 Preferred Stock pursuant to the terms of the 2012 Investment Agreement (as amended by the Amendment to the 2012 Investment Agreement). Shares of Series A-3 Preferred Stock are convertible into Common Stock.

CUSIP No. 87484H104

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2012

DEERFIELD MGMT, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Mgmt, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Mgmt, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:	Deerfield Mgmt, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

CUSIP No. 87484H104

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL, LIMITED

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact*

*Power of Attorney previously filed as Exhibit 24 to the Form 4 filed by the Reporting Persons on August 21, 2012 with respect to the Company.